UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Material Change Report
2

Canadian Press Release- Angiotech Pharmaceuticals, Inc. today announced that it has entered into a definitive agreement to acquire privately held American Medical Instruments Holdings, Inc. (AMI) for approximately CND $900 Million in cash.

3

US Press Release- Angiotech Pharmaceuticals, Inc. today announced that it has entered into a definitive agreement to acquire privately held American Medical Instruments Holdings, Inc. (AMI) for approximately US$ 785 Million in cash.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 1, 2006

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Wednesday, February 1, 2006

Item 3

News Release

A press release providing notice of the material change was issued on

Wednesday, February 1, 2006 via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. today announced that it has entered into a definitive agreement to acquire privately held American Medical Instruments Holdings, Inc.(AMI) for approximately US$785 (CND $900) Million in cash. The transaction which is subject to customary closing conditions, is expected to close in the second quarter of 2006 and be immediately accretive to Angiotech’s 2006 and 2007 results. Following the close, AMI will become a newly created division of Angiotech.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Compliance Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 1st day of February, 2006.

Angiotech Pharmaceuticals, Inc.

DAVID M. HALL, CHIEF COMPLIANCE OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 2

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, February 1, 2006

ANGIOTECH PHARMACEUTICALS TO ACQUIRE AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

Transaction Establishes Commercialization Platform
to Capitalize on Angiotech’s Significant Technology and R&D

Diversifies Revenue Base and Provides Manufacturing, Marketing and Sales Capabilities in a Wide Range of Specialty and Therapeutic Areas

Largest Medtech Acquisition in Canadian History

VANCOUVER, BC, February 1, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has entered into a definitive agreement to acquire privately held American Medical Instruments Holdings, Inc. (AMI), a leading independent manufacturer of specialty, single-use medical devices, for approximately CDN $900 million in cash.  The transaction provides Angiotech with a commercial platform to capitalize on its current product pipeline, supporting a wide range of specialty therapeutic areas.  At the same time, the acquisition of AMI significantly diversifies Angiotech’s revenue base and gives the company global manufacturing, marketing and sales capabilities.  The transaction, which is anticipated to close in the second quarter of 2006, is expected to be immediately accretive to Angiotech’s 2006 and 2007 results.

AMI has global operations in 12 locations and four countries, including over 550,000 square feet of modern manufacturing operations.  Post transaction, Angiotech will have two specialty sales forces operating on a worldwide basis; one focused primarily on general surgery, plastic surgery, and ophthalmic surgery, and the second focused on vascular surgery, interventional radiology and tumor biopsy.

Dr. William L. Hunter, President and Chief Executive Officer of Angiotech, said, “The acquisition of American Medical Instruments represents a transformational event for Angiotech.  The convergence of Angiotech’s exceptional research and development efforts and AMI’s expertise in operations, manufacturing and sales uniquely positions the combined company to develop and commercialize the next generation of medical devices and combination products. At the same time, it will enhance our ability to capture and accelerate additional revenue opportunities.  This compelling transaction is consistent with our strategy of creating additional long-term growth drivers that diversify our business mix and deliver value for our shareholders.  We are very excited about working with AMI’s talented employees to achieve continued growth and long-term success in the marketplace and to offer physicians and patients the best available products and treatment opportunities in the industry.”

Thomas Bailey, Chief Financial Officer of Angiotech, said, “This exciting and strategically important acquisition is the culmination of our efforts to establish a platform to commercialize our product candidates and R&D initiatives.  The addition of AMI is a cost-effective solution to accelerate our strategy and brings to Angiotech significant commercial resources in manufacturing facilities and specialty sales forces.  In addition, we are confident that the combination of Angiotech and AMI will generate significant cash flow derived from diverse revenue sources.  We anticipate a rapid and smooth integration of our two businesses.”

AMI’s revenues are estimated to be approximately US $174 million for the year ended December 31, 2005, which represents approximately 46 percent of the estimated combined 2005 revenues of the two companies.  In addition, Angiotech anticipates that the transaction will be immediately accretive to its 2006 adjusted earnings per share.  For 2007, the first full fiscal year of combined operations, Angiotech expects meaningful accretion in adjusted earnings per share, driven by underlying growth in AMI earnings and synergy realization.  Angiotech has secured US $600 million in fully committed term loan facilities to finance the transaction, and expects to fund the acquisition through a combination of these or other debt financings, and the contribution of approximately US $200 million of existing cash on hand.  Following the transaction, Angiotech’s pro forma balance sheet will remain strong with approximately US $160 million remaining cash on hand and manageable levels of debt as compared to pro forma EBITDA and free cash flow.

Strategic and Financial Benefits of the Transaction

•

Acquire Significant Manufacturing, Marketing and Sales Capabilities.  The addition of AMI’s core capabilities – substantial commercial operations, marketing and sales – will advance Angiotech’s objective to capture more value from its various product opportunities and technologies.  AMI has two dedicated and focused sales organizations for physician-preferred products.  These sales forces could potentially sell the standalone Lifespan® vascular graft products, which Angiotech recently acquired from Edwards Lifesciences, Angiotech’s Vascular Wrap™ paxlitaxel-eluting mesh, drug-loaded surgical sealant products, drug-eluting central venous catheter (CVC) (currently in clinical trials), as well as many potentially new product offerings that would be enabled by the combination of the companies.  In addition, AMI has excess manufacturing capacity to allow for future growth in existing plant and equipment.

•

Substantial Potential New Revenue Opportunities.  The company expects that the combination of its various biomaterials and drug technologies with AMI’s devices will provide for numerous new product opportunities.  Many of these new product iterations have the potential to be rapidly developed and launched.  The combined company would provide new “value capture” outlets for Angiotech’s R&D initiatives and acquired technologies.

•

Strongly Managed Operation.  AMI’s management is comprised of highly experienced executives with deep industry knowledge and operational expertise.  Mike Hudson, AMI’s CEO, and Richard Adloff, AMI’s CFO, will assist in the integration of Angiotech and AMI in order to facilitate a smooth transition.  Peter Molinaro, President of the Surgical Specialties division, Robert Pietrafesa, President of the InterV division, and Kirk O’Brien, President of the OEM division, will join Angiotech’s management team.

Mr. Molinaro has over 20 years of medical technology operations experience and has built and sold several highly successful ophthalmic device companies.  Also an industry veteran, Mr. Pietrafesa has extensive executive experience managing and developing growing businesses with particular expertise in manufacturing operations, quality control systems and strategic marketing.  Mr. O’Brien also has executive management experience including overseeing numerous corporate acquisitions and company integrations.

•

Significant Revenue Diversification.  For the year ended December 31, 2005, it is estimated that the combined company will have total revenues of approximately US $375 million.  AMI’s revenue base is highly diversified from a product and customer concentration perspective.  A vast catalogue of products will serve areas such as vascular surgery, interventional radiology, general surgery, wound closure, ophthalmology and minimally-invasive cosmetic surgery.

The transaction is subject to customary closing conditions.  Following the close of the transaction, AMI will become a newly created division of Angiotech, with operations in Illinois, Pennsylvania, New York, Florida, Denmark and the UK – and will consist of three specific operating business units: Surgical Specialties, InterV and an OEM division.

“The AMI culture and dedication to improving the quality of lives for patients are in sync with our own,” added Dr. Hunter.  “There is no overlap between our two organizations and our skills and expertise are the perfect complement to AMI’s core strengths.  We have long respected the AMI team and what they have accomplished.  We welcome AMI’s employees to Angiotech and look forward to their active participation in our continued success.”

Merrill Lynch & Co. is acting as financial advisor and Sullivan & Cromwell LLP is acting as legal counsel to Angiotech.  Credit Suisse and Merrill Lynch & Co. have provided the necessary financing commitments to complete the transaction.

Conference Call for Investors and Analysts

Angiotech will host a conference call today, February 1, 2006, at 9:00 AM ET / 8:00 AM CT / 6:00 AM PT, to discuss the transaction.  The call will be webcast on Angiotech’s website at www.angiotech.com under “Investors.”  To participate on the conference call, call toll-free at 866-425-6192 (North America) or 973-935-2981 (International), conference ID 6988920.  A recording of the call will be available until February 8, 2006, by calling 877-519-4471 (North America) or 973-341-3080 (International) and entering Access Code 6988920.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company that discovers and develops innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

About American Medical Instruments

American Medical Instruments Holdings, Inc. (AMI) is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery.  AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group.

Forward-Looking Statements and Historical Financial References

This press release contains forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•

-

information concerning expected operational and financial benefits from the proposed acquisition;

-

information concerning future operations and plans for Angiotech and the combined company;

-

information concerning possible or assumed future results of operations, trends in financial results and business plans;

-

statements about our product development activities and schedules;

-

statements about our potential or prospects for future product sales and royalties;

-

statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other sources of funds to meet these requirements;

-

other statements about our plans, objectives, expectations and intentions; and

-

other statements that are not historical fact.

Financial results for the year-ended December 31, 2005 are preliminary and unaudited.

In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe” or “intend,” but the absence of those words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section titled “Risk Factors” in our annual information form for the year ended December 31, 2004 filed with the Securities and Exchange Commission. Other factors besides those described in our annual information form could also affect actual results. You should carefully consider the factors described in the section titled “Risk Factors” in our annual information form in evaluating our forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this press release, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the Securities and Exchange Commission.

For Additional Information

Analysts and Investors:

Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext. 6933

Analysts:

Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext. 6996

Media:

Joele Frank / Steve Frankel

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Exhibit 3

ANGIOTECH PHARMACEUTICALS TO ACQUIRE AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

Transaction Establishes Commercialization Platform
to Capitalize on Angiotech’s Significant Technology and R&D

Diversifies Revenue Base and Provides Manufacturing, Marketing and Sales Capabilities in a Wide Range of Specialty and Therapeutic Areas

VANCOUVER, BC, February 1, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has entered into a definitive agreement to acquire privately held American Medical Instruments Holdings, Inc. (AMI), a leading independent manufacturer of specialty, single-use medical devices, for approximately $785 million in cash.  The transaction provides Angiotech with a commercial platform to capitalize on its current product pipeline, supporting a wide range of specialty therapeutic areas.  At the same time, the acquisition of AMI significantly diversifies Angiotech’s revenue base and gives the company global manufacturing, marketing and sales capabilities.  The transaction, which is anticipated to close in the second quarter of 2006, is expected to be immediately accretive to Angiotech’s 2006 and 2007 results.

AMI has global operations in 12 locations and four countries, including over 550,000 square feet of modern manufacturing operations.  Post transaction, Angiotech will have two specialty sales forces operating on a worldwide basis; one focused primarily on general surgery, plastic surgery, and ophthalmic surgery, and the second focused on vascular surgery, interventional radiology and tumor biopsy.

Dr. William L. Hunter, President and Chief Executive Officer of Angiotech, said, “The acquisition of American Medical Instruments represents a transformational event for Angiotech.  The convergence of Angiotech’s exceptional research and development efforts and AMI’s expertise in operations, manufacturing and sales uniquely positions the combined company to develop and commercialize the next generation of medical devices and combination products. At the same time, it will enhance our ability to capture and accelerate additional revenue opportunities.  This compelling transaction is consistent with our strategy of creating additional long-term growth drivers that diversify our business mix and deliver value for our shareholders.  We are very excited about working with AMI’s talented employees to achieve continued growth and long-term success in the marketplace and to offer physicians and patients the best available products and treatment opportunities in the industry.”

Thomas Bailey, Chief Financial Officer of Angiotech, said, “This exciting and strategically important acquisition is the culmination of our efforts to establish a platform to commercialize our product candidates and R&D initiatives.  The addition of AMI is a cost-effective solution to accelerate our strategy and brings to Angiotech significant commercial resources in manufacturing facilities and specialty sales forces.  In addition, we are confident that the combination of Angiotech and AMI will generate significant cash flow derived from diverse revenue sources.  We anticipate a rapid and smooth integration of our two businesses.”

AMI’s revenues are estimated to be approximately $174 million for the year ended December 31, 2005, which represents approximately 46 percent of the estimated combined 2005 revenues of the two companies.  In addition, Angiotech anticipates that the transaction will be immediately accretive to its 2006 adjusted earnings per share.  For 2007, the first full fiscal year of combined operations, Angiotech expects meaningful accretion in adjusted earnings per share, driven by underlying growth in AMI earnings and synergy realization.  Angiotech has secured $600 million in fully committed term loan facilities to finance the transaction, and expects to fund the acquisition through a combination of these or other debt financings, and the contribution of approximately $200 million of existing cash on hand.  Following the transaction, Angiotech’s pro forma balance sheet will remain strong with approximately $160 million remaining cash on hand and manageable levels of debt as compared to pro forma EBITDA and free cash flow.

Strategic and Financial Benefits of the Transaction

•

Acquire Significant Manufacturing, Marketing and Sales Capabilities.  The addition of AMI’s core capabilities – substantial commercial operations, marketing and sales – will advance Angiotech’s objective to capture more value from its various product opportunities and technologies.  AMI has two dedicated and focused sales organizations for physician-preferred products.  These sales forces could potentially sell the standalone Lifespan® vascular graft products, which Angiotech recently acquired from Edwards Lifesciences, Angiotech’s Vascular Wrap™ paxlitaxel-eluting mesh, drug-loaded surgical sealant products, drug-eluting central venous catheter (CVC) (currently in clinical trials), as well as many potentially new product offerings that would be enabled by the combination of the companies.  In addition, AMI has excess manufacturing capacity to allow for future growth in existing plant and equipment.

•

Substantial Potential New Revenue Opportunities.  The company expects that the combination of its various biomaterials and drug technologies with AMI’s devices will provide for numerous new product opportunities.  Many of these new product iterations have the potential to be rapidly developed and launched.  The combined company would provide new “value capture” outlets for Angiotech’s R&D initiatives and acquired technologies.

•

Strongly Managed Operation.  AMI’s management is comprised of highly experienced executives with deep industry knowledge and operational expertise.  Mike Hudson, AMI’s CEO, and Richard Adloff, AMI’s CFO, will assist in the integration of Angiotech and AMI in order to facilitate a smooth transition.  Peter Molinaro, President of the Surgical Specialties division, Robert Pietrafesa, President of the InterV division, and Kirk O’Brien, President of the OEM division, will join Angiotech’s management team.

Mr. Molinaro has over 20 years of medical technology operations experience and has built and sold several highly successful ophthalmic device companies.  Also an industry veteran, Mr. Pietrafesa has extensive executive experience managing and developing growing businesses with particular expertise in manufacturing operations, quality control systems and strategic marketing.  Mr. O’Brien also has executive management experience including overseeing numerous corporate acquisitions and company integrations.

•

Significant Revenue Diversification.  For the year ended December 31, 2005, it is estimated that the combined company will have total revenues of approximately $375 million.  AMI’s revenue base is highly diversified from a product and customer concentration perspective.  A vast catalogue of products will serve areas such as vascular surgery, interventional radiology, general surgery, wound closure, ophthalmology and minimally-invasive cosmetic surgery.

The transaction is subject to customary closing conditions.  Following the close of the transaction, AMI will become a newly created division of Angiotech, with operations in Illinois, Pennsylvania, New York, Florida, Denmark and the UK – and will consist of three specific operating business units: Surgical Specialties, InterV and an OEM division.

“The AMI culture and dedication to improving the quality of lives for patients are in sync with our own,” added Dr. Hunter.  “There is no overlap between our two organizations and our skills and expertise are the perfect complement to AMI’s core strengths.  We have long respected the AMI team and what they have accomplished.  We welcome AMI’s employees to Angiotech and look forward to their active participation in our continued success.”

Merrill Lynch & Co. is acting as financial advisor and Sullivan & Cromwell LLP is acting as legal counsel to Angiotech.  Credit Suisse and Merrill Lynch & Co. have provided the necessary financing commitments to complete the transaction.

Conference Call for Investors and Analysts

Angiotech will host a conference call today, February 1, 2006, at 9:00 AM ET / 8:00 AM CT / 6:00 AM PT, to discuss the transaction.  The call will be webcast on Angiotech’s website at www.angiotech.com under “Investors.”  To participate on the conference call, call toll-free at 866-425-6192 (North America) or 973-935-2981 (International), conference ID 6988920.  A recording of the call will be available until February 8, 2006, by calling 877-519-4471 (North America) or 973-341-3080 (International) and entering Access Code 6988920.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company that discovers and develops innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

About American Medical Instruments

American Medical Instruments Holdings, Inc. (AMI) is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery.  AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group.

Forward-Looking Statements and Historical Financial References

This press release contains forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•

-

information concerning expected operational and financial benefits from the proposed acquisition;

-

information concerning future operations and plans for Angiotech and the combined company;

-

information concerning possible or assumed future results of operations, trends in financial results and business plans;

-

statements about our product development activities and schedules;

-

statements about our potential or prospects for future product sales and royalties;

-

statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other sources of funds to meet these requirements;

-

other statements about our plans, objectives, expectations and intentions; and

-

other statements that are not historical fact.

Financial results for the year-ended December 31, 2005 are preliminary and unaudited.

In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe” or “intend,” but the absence of those words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section titled “Risk Factors” in our annual information form for the year ended December 31, 2004 filed with the Securities and Exchange Commission. Other factors besides those described in our annual information form could also affect actual results. You should carefully consider the factors described in the section titled “Risk Factors” in our annual information form in evaluating our forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this press release, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the Securities and Exchange Commission.

For Additional Information

Analysts and Investors:

Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext. 6933

Analysts:

Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext. 6996

Media:

Joele Frank / Steve Frankel

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449